EXHIBIT 99.1

Navios Maritime Partners L.P.

Announces Appointment of Mr. Lampros Theodorou to the Board of Directors

MONACO, June 28, 2016 – Navios Maritime Partners L.P. (“Navios Partners” or the “Company”) (NYSE: NMM), an international owner and operator of container and dry bulk vessels, announced today the appointment of Mr. Lampros Theodorou to its Board of Directors.

Mr. Theodorou founded Garnet & Associates Inc. in 2014 and has been Director since that time. For almost 20 years, Mr. Theodorou worked at EFG Eurobank S.A., most recently as Deputy General Manager and head of the Shipping Unit. Mr. Theodorou has served as a non-executive director of Paragon Shipping Inc. for the period May 2015 to April 2016. Mr. Theodorou earned a bachelor’s degree in Business Administration from the University of Piraeus and a master’s degree in Business Operations from the University of Arkansas.

“We are delighted Mr. Theodorou has joined our board and believe that his deep understanding of shipping and finance will significantly benefit the Company,” said Ms. Angeliki Frangou, Chairman and CEO of Navios Maritime Partners L.P.

Navios Partners has also announced that John Karakadas, a director of Navios Partners’ since October 2007, has resigned. Ms. Frangou commented, “We thank Mr. Karakadas for his valuable contribution and his good service to the Company. We wish him well in his future ventures.”

About Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates container and dry cargo vessels. For more information, please visit our website at www.navios-mlp.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events including Navios Partners’ 2016 cash flow generation, future contracted revenues, future distributions and its ability to have a dividend going forward, opportunities to reinvest cash accretively in a fleet renewal program or otherwise, potential capital gains, our ability to take advantage of dislocation in the market and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters.

These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Navios Partners at the time these statements were made. Although Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles, our continued ability to enter into long-term time charters, our ability to maximize the use of our vessels, expected demand in the dry cargo shipping sector in general and the demand for our Panamax, Capesize, Ultra-Handymax and Container vessels in particular, fluctuations in charter rates for dry cargo carriers and container vessels, the aging of our fleet and resultant increases in operations costs, the loss of any customer or charter or vessel, the financial condition of our customers, changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, general domestic and international political conditions, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Partners’ filings with the Securities and Exchange Commission, including its Form 20-F’s and Form 6-K’s. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Partners makes no prediction or statement about the performance of its common units.

Contacts

Navios Maritime Partners L.P.

+1 (212) 906 8645

Investors@navios-mlp.com

Nicolas Bornozis

Capital Link, Inc.

+1 (212) 661 7566

naviospartners@capitallink.com

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